Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2010

	Three Months Ended
	December 31
	2010	2009
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$120,455	$151,619
Add:
Portion of rents representative of the interest factor	1,833	2,097
Interest on debt & amortization of debt expense	38,917	38,708

Income as adjusted	$161,205	$192,424

Fixed charges:
Interest on debt & amortization of debt expense (1)	$38,917	$38,708
Capitalized interest (2)	523	1,431
Rents	5,498	6,290
Portion of rents representative of the interest factor (3)	1,833	2,097

Fixed charges (1)+(2)+(3)	$41,273	$42,236

Ratio of earnings to fixed charges	3.91	4.56